As filed with the Securities and Exchange Commission on July 11, 2007

                                                           Registration No. 333-
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   FORM F-6/A
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts
                                       of
                             PERFECT WORLD CO., LTD.
   (Exact name of issuer of deposited securities as specified in its charter)
                                       N/A
                   (Translation of issuer's name into English)
                                 Cayman Islands
            (Jurisdiction of incorporation or organization of issuer)
                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)
                      60 Wall Street, New York, N.Y. 10005
                                 (212) 250-9100
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
       ------------------------------------------------------------------
                              CT CORPORATION SYSTEM
                                111 Eighth Avenue
                            New York, New York 10011
                                 (212) 664-1666

               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

   Francis Fitzherbert-Brockholes, Esq.             David T. Zhang, Esq.
           White & Case LLP                          Z. Julie Gao, Esq.
          5 Old Broad Street                        Latham & Watkins LLP
           London EC2N 1DW                     1st Floor, One Exchange Square
          +44-20-7532-1000                 8 Connaught Place, Central, Hong Kong
                                                      (852) 2522-7886

         It is proposed that this filing become effective under Rule 466
                           [ ] immediately upon filing
                             [ ] on (Date) at (Time)
             If a separate registration statement has been filed to
           register the deposited shares, check the following box. [X]

                         CALCULATION OF REGISTRATION FEE

      TITLE OF EACH CLASS             AMOUNT TO BE           PROPOSED MAXIMUM                 PROPOSED MAXIMUM
 OF SECURITIES TO BE REGISTERED        REGISTERED         AGGREGATE PRICE PER UNIT(1)    AGGREGATE OFFERING PRICE(2)
-------------------------------   --------------------   ----------------------------   ----------------------------
American Depositary Shares        100,000,000 American   $                       0.05   $                  5,000,000
evidenced by American             Depositary Shares
Depositary Receipts, each
American Depositary Share
representing the number of
Class B Ordinary Shares of
Perfect World  Co. Ltd. Set
forth in the form of American
Depositary Receipt

      TITLE OF EACH CLASS               AMOUNT OF
 OF SECURITIES TO BE REGISTERED   REGISTRATION FEE(3)
-------------------------------   --------------------
American Depositary Shares        $             153.50
evidenced by American
Depositary Receipts, each
American Depositary Share
representing the number of
Class B Ordinary Shares of
Perfect World  Co. Ltd. Set
forth in the form of American
Depositary Receipt

(1) For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

(3) Registration Fees paid in connection with the initial registration of American Depositary Shares on Registration Statement No. 333-144296.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
================================================================================

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

     The prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibit A to form of Deposit Agreement filed as Exhibit (a) to this Registration Statement which form of American Depositary Receipt is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item - 1.         Description of Securities to be Registered

                              Cross Reference Sheet

                                                                      Location in Form of Receipt
Item Number and Caption                                               Filed Herewith as Prospectus
-------------------------------------------------------------         ----------------------------------
1.   Name and address of depositary                                   Introductory paragraph and  below
                                                                      signature line on page A-6
2.   Title of American  Depositary  Receipts  and  identity           Face of American Depositary
of deposited securities                                               Receipt, top center

          Terms of Deposit:

          (i)   The amount of deposited  securities  represented      Face of American Depositary
          by one unit of American Depositary Receipts                 Receipt, upper right corner

          (ii)  The procedure for voting, if any, the                 Paragraph 12
          deposited securities

          (iii) The collection and distribution of dividends          Paragraph 4, 5, 7, 10

          (iv)  The transmission of notices, reports and proxy        Paragraph 3, 8 and 12
          soliciting material

          (v)   The sale or exercise of rights                        Paragraph 4, 5, and 10

          (vi)  The deposit or sale of securities  resulting          Paragraph 4, 5, 10 and 13
          from dividends, splits or plans of reorganization

          (vii) Amendment, extension or termination  of the           Paragraph 16 and 17
          deposit agreement

          (viii) Rights of holders of Receipts to inspect the         Paragraph 3
          transfer books of the depositary and the list of
          holders of Receipts

          (ix)  Restrictions upon the right to deposit  or            Paragraph 1, 2, 4, and 5
          withdraw the underlying securities

          (x)   Limitation upon the liability of the depositary       Paragraph 14

3.   Fees and Charges                                                 Paragraph 7

Item - 2.         Available Information

     Public Reports furnished by issuer                             Paragraph 8

     The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.         Exhibits

     a. Form of Deposit Agreement among Perfect World Co. Ltd. (the "Company"), Deutsche Bank Trust Company Americas as depositary (the "Depositary"), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt. - Filed herewith as Exhibit (a).

     b. Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

     c. Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not Applicable.

     d. Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

     e.   Certification under Rule 466. - Not Applicable.

     f. Powers of Attorney for certain officers and directors and the authorized representative of the Company. Filed as Exhibit (f) to Form F-6 (File No. 333-144296), dated July 2, 2007, and incorporated herein by reference.

Item - 4.         Undertakings

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on July 11, 2007.

                                        Legal entity created by the form of
                                        Deposit Agreement for the issuance of
                                        American Depositary Shares


                                        DEUTSCHE BANK TRUST COMPANY AMERICAS,
                                        AS DEPOSITARY


                                        By: /s/ Jeff Margolick
                                            ------------------------------------
                                        Name:  Jeff Margolick
                                        Title: Director


                                        By: /s/ Tom Murphy
                                            ------------------------------------
                                        Name:  Tom Murphy
                                        Title: Vice President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Perfect World Co., Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People's Republic of China on July 11, 2007.

                                        PERFECT WORLD CO., LTD.


                                        By: /s/ Michael Yufeng Chi
                                            ------------------------------------
                                        Name:  Michael Yufeng Chi
                                        Title: Chairman and Chief Executive
                                               Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

       Signature                           Title                       Date
----------------------------    -----------------------------   ----------------
/s/ Michael Yufeng Chi              Chairman of the Board/
----------------------------       Chief Executive Officer
Name:  Michael Yufeng Chi       (Principal Executive Officer)      July 11, 2007

/s/ Kelvin Wing Kee Lau            Chief Financial Officer
----------------------------    (Principal Financial Officer)      July 11, 2007
Name:  Kelvin Wing Kee Lau

/s/ Ge Song                              Director                  July 11, 2007
----------------------------
Name:  Ge Song

/s/ Daniel Dong Yang                     Director                  July 11, 2007
----------------------------
Name:  Daniel Dong Yang


----------------------------                                       July 11, 2007
Name:  Donald J. Puglisi       Authorized U.S. Representative
Title: Managing Director,
       Puglisi & Associates

* By: /s/ Michael Yufeng Chi
      ----------------------
      Michael Yufeng Chi
      Attorney-in-fact

                                INDEX TO EXHIBITS

Exhibit
Number     Exhibit
--------   ---------------------------------------------------------------------
(a)        Form of Deposit Agreement.

(d) Opinion of White & Case LLP, counsel to the Depositary, as to legality of the securities to be registered.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Filed as Exhibit (f) to Form F-6 (File No. 333-144296), dated July 2, 2007, and incorporated herein by reference.